

October 6, 2014

Via Email
Mr. Richard A. Robert
Chief Financial Officer
Vanguard Natural Resources, LLC
5847 San Felipe, Suite 3000
Houston, Texas 77057

> **Re: Vanguard Natural Resources, LLC**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2013**
> **Filed on February 28, 2014**
> **Supplemental Response dated September 30, 2014**
> **File No. 001-33756**

Dear Mr. Robert:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Business, page 1

Proved Undeveloped Reserves, page 10

1.   We note your response to comment 1 in our letter dated September 17, 2014. Consistent with the information provided in your response, please revise the risk factor "We have limited control over the activities on properties we do not operate" on page 29 of your Form 10-K to indicate that your development plan for certain proved undeveloped reserves was changed due to decisions of well operators of your outside operated properties and address the extent to which management expects that this may occur again in the future.

Richard A. Robert
Vanguard Natural Resources, LLC
October 6, 2014
Page 2

       You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or me at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

       Sincerely,

       /s/ Ethan Horowitz

       Ethan Horowitz
       Branch Chief